Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . February 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact :

Dan Suesskind,	Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
Bill Fletcher,	President and CEO,	Teva North America	(215) 591-3000
Dorit Meltzer,	Director, Investor Relations,	Teva Pharmaceutical Industries Ltd.	972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD 2001 Q4 SALES OF $ 567 MILLION; OVER $ 2 BILLION SALES FOR 2001;

EARNINGS PER ADR FOR Q4 (before one-time charges) OF $0.66;

Highlights:

- Fourth Quarter Revenues Increased 9% to $567 Million and Full-Year Revenues Grew 19% to $2.08 Billion
- Fourth Quarter Net Income Increased 54% to $89 Million or $0.66* per Fully Diluted Share and Full Year Net Income Grew 56% to $288* Million or 50% to $2.11* per Fully Diluted Share
- Fourth Quarter In-Market Sales of Copaxone® Increased 42% to $102 Million and Full-Year Sales Grew 47% to $363 Million

* Before one-time charges

Jerusalem, Israel, February 14, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported net income, excluding one-time charges, for the fourth quarter ended December 31, 2001 of $89 million or $0.66 per fully diluted share, an increase of approximately 54%. Including a one-time restructuring expense of $16 million ($10 million after tax), recorded in the fourth quarter, net income amounted to $80 million or $0.59 per fully diluted share.

Net sales for the fourth quarter of 2001 were $567 million, an increase of 9% over the comparable quarter of 2000. North America accounted for 64% of these sales, and Europe for 21%.

For the full year ended December 31, 2001, net income, excluding the one-time charges, amounted to $288 million, or $2.11 per fully diluted share, an increase of 56% and 50%, respectively. Net income, after the one-time charges, amounted to $278 million or $2.04 per fully diluted share, compared with $148 million and $ 1.14 respectively, in 2000.

Net sales for the year amounted to $2.08 billion, an increase of 19% over the prior year.

Net income for the reported year of $288 million excluded one-time restructuring expenses of $16 million before tax ($10 million after tax), recorded in the fourth quarter, attributable mainly to the closure and sale of facilities as part of the Company's rationalization program. The comparative figures for the year 2000 excluded one-time charges of $36 million (before and after tax) and related to the purchase of in-process R&D, mainly through the Company's acquisition of Novopharm in April 2000.

Cash flow provided by operating activities for the year ended December 31, 2001 was $ 273 million compared with $ 166 million in 2000.

Commenting on the Company's performance, Israel Makov, Teva's Chief Operating Officer, said: "2001's results were driven by organic growth, primarily new generic launches in the U.S. and increased sales of Copaxone®. We believe that our pipeline, which is the best in the industry, together with our global spread and our commitment to cost efficiency, provide a solid foundation for Teva's future growth."

North American pharmaceutical sales increased in the reported quarter by 8% over the same quarter of 2000. Sales for the region reflect record sales of Copaxone® as well as contributions made by the launch of new products in the U.S., including Nabumetone, Calcitriol and Lovastatin in the third and fourth quarters. The fourth quarter of both 2001 and 2000 reflect strong new product launches.

Teva's U.S. generic pipeline currently includes 58 ANDAs including 13 tentative approvals. Total annual branded sales of this pipeline exceed $20 billion. During the fourth quarter of 2001, Teva received final approval and launched 2 new products. Since December 31, 2001 Teva has received final approval and launched the generic version of Prozac® capsules and tablets, and the generic version of Glucophage® and also received tentative approval for 3 additional generic products.

Pharmaceutical sales in Europe for the fourth quarter of 2001 increased by 18%, which was mainly attributable to higher sales in Holland and Hungary as well as increased Copaxone® sales. Teva's European pipeline currently includes 260 applications awaiting regulatory approval.

In-market global sales of Copaxone®, Teva's product for the treatment of multiple sclerosis and its largest product, totaled $102 million, an increase of 42% from the same quarter of 2000, reflecting increased market share in North America. In-market global sales of Copaxone® for the year amounted to $363 million, an increase of 47% over the year 2000. Copaxone® is now approved in 39 countries worldwide, including the U.S., Canada, all the European countries, Australia and Israel. Since receiving approval last August, European launches of Copaxone® have included Germany, Austria, Sweden, the Netherlands, Denmark, Norway and Finland.

Teva's gross profit margin of 42.3% for the fourth quarter was substantially higher than both the 39.7% gross margin experienced in the fourth quarter of 2000 and the 40.8% gross margin for the full year of 2001, a reflection of an improved product mix as well as synergies achieved throughout the Company.

Gross R&D spending for the fourth quarter of 2001 was $49 million, 13% more than in the comparable quarter of 2000, while net R&D was 4% lower than the comparable quarter due to higher participations from strategic partners.

While Selling, General and Administrative expenses (SG&A) as a percentage of sales were 17.4% in the reported quarter compared to 18.1% for last year's fourth quarter, SG&A in absolute terms increased by 5% over the fourth quarter of 2000. The increase in SG&A was mainly attributable to the initial launch activities of Copaxone® in Europe and provision for doubtful debts in Argentina.

The increase in gross profit coupled with relatively lower net R&D, SG&A and finance expenses as well as a lower tax rate, contributed to the improvement in Teva's quarterly net profit margin, which increased to 15.8% from 11.2% in the comparable quarter of 2000, before restructuring expenses.

Eli Hurvitz, President and CEO said: "I congratulate Israel Makov and Teva management and employees for the excellent results that we have achieved in 2001. This outcome is even more impressive in light of the unstable world economy that we have witnessed this year. I am confident that Teva will continue its growth and strong performance record in the future", concluded Eli Hurvitz.

The Board of Directors declared a cash dividend for the fourth quarter of 2001 of NIS 0.43 (approximately $0.09 per ADR) compared with NIS 0.27 (approximately $0.06) for each of the last four quarters. The record date will be February 20, 2002, and the payment date will be March 7, 2002. Tax at a rate of 16% will be withheld.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company's Annual Report on Form 20-F and the Company's other filings with the U. S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Limited

Condensed Consolidated Statements of Income

(in millions, except earnings per ADR)

	Quarter Ended December 31 2001	Quarter Ended December 31 2000	Year Ended December 31 2001	Year Ended December 31 2000
	U.S. Dollars			
SALES	567.1	518.5	2,077.4	1,749.9
COST OF SALES	327.2	312.8	1,230.1	1,058.0
GROSS PROFIT	239.9	205.7	847.3	691.9
R&D EXPENSES - gross	49.2	43.6	168.6	132.3
LESS GRANTS & PARTICIPATIONS	19.6	12.9	61.4	27.7
R&D EXPENSES – net	29.6	30.7	107.2	104.6
SG&A EXPENSES	98.6	94.0	363.6	307.1
	111.7	81.0	376.5	280.2
RESTRUCTURING EXPENSES	15.7	-	15.7	
ACQUISITION OF R&D IN PROCESS	-	-	-	35.7
OPERATING INCOME	96.0	81.0	360.8	244.5
FINANCIAL EXPENSES – net	5.8	8.9	27.6	46.0
OTHER INCOME – net	0.6	2.3	7.1	9.9
INCOME BEFORE TAXES	90.8	74.4	340.3	208.4
PROVISION FOR INCOME TAXES	12.7	17.3	63.6	59.6
	78.1	57.1	276.7	148.8
PROFIT FROM EQUITY INVESTMENTS	0.1	0.4	0.8	0.4
MINORITY INTERESTS	1.5	0.4	0.7	(0.8)
NET INCOME (after non-recurring expenses)	79.7	57.9	278.2	148.4
EARNINGS PER ADR: Basic ($)	0.60	0.44	2.10	1.15
Diluted ($)	0.59	0.43	2.04	1.14
BEFORE DEDUCTING NON-RECURRING EXPENSES:				
NET INCOME	89.3	57.9	287.9	184.1
EARNINGS PER ADRs: Basic ($)	0.68	0.44	2.18	1.43
Diluted ($)	0.66	0.43	2.11	1.41
WEIGHTED AVERAGE ADRs: Basic	132.3	130.9	132.3	129.0
Diluted	140.4	138.4	140.5	131.8

Teva Pharmaceutical Industries Limited

Condensed Consolidated Balance Sheet Data

(in millions)

ASSETS	December 31 2001	December 31 2000
	U.S. Dollars	
CURRENT ASSETS	2,177.9	1,608.8
INVESTMENTS & OTHER ASSETS	141.9	100.1
FIXED ASSETS – net	554.2	534.1
INTANGIBLE ASSETS – net	586.2	612.6
TOTAL ASSETS	**3,460.2**	**2,855.6**

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES	738.1	783.8
LONG-TERM LIABILITIES	429.2	368.9
MINORITY INTERESTS	2.2	1.6
CONVERTIBLE SENIOR DEBENTURES	910.0	550.0
SHAREHOLDERS' EQUITY	1,380.7	1,151.3
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**3,460.2**	**2,855.6**

Teva Pharmaceutical Industries Limited

Sales for the **Quarter** October - December 2001 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2001	2000	% Change	% of Total
North America	361.9	330.6	9.5%	63.8%
Europe	120.9	103.9	16.4%	21.3%
Rest of the World	84.3	84.0	0.4%	14.9%
Total	**567.1**	**518.5**	**9.4%**	**100.0%**

Sales by Business Segments

Sales For the Period	2001	2000	% Change	% of Total
Pharmaceutical	500.3	460.4	8.7%	88.2%
A.P.I.	61.7	52.9	16.6%	10.9%
Veterinary and Other	5.1	5.2	-1.9%	0.9%
Total	**567.1**	**518.5**	**9.4%**	**100.0%**

Sales for the **Year** 2001 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2001	2000	% Change	% of Total
North America	1,288.6	1,030.6	25.0%	62.0%
Europe	456.9	399.0	14.5%	22.0%
Rest of the World	331.9	320.3	3.6%	16.0%
Total	**2,077.4**	**1,749.9**	**18.7%**	**100.0%**

Sales by Business Segments

Sales For the Period	2001	2000	% Change	% of Total
Pharmaceutical	1,838.0	1,548.2	18.7%	88.5%
A.P.I.	219.2	180.7	21.3%	10.5%
Veterinary and Other	20.2	21.0	-4.0%	1.0%
Total	**2,077.4**	**1,749.9**	**18.7%**	**100.0%**

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

ISRAEL MAKOV APPOINTED TEVA'S NEXT PRESIDENT AND CEO

Jerusalem, Israel, February 14th, 2002 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the company's Board of Directors has appointed Mr. Israel Makov to be the company's next President and Chief Executive Officer. Mr. Makov will begin his term upon Eli Hurvitz's retirement from the office after Teva's Annual General Shareholder Meeting, scheduled for April 22nd 2002.

Teva's Board of Directors has asked Eli Hurvitz to continue to play a role at Teva. The Board of Directors wishes to appoint Mr. Hurvitz as the Chairman of the Board as soon as the General Meeting elects him a director.

"Israel Makov's appointment is a natural one. He joined Teva's Management seven years ago and his responsibilities were broadened gradually over the past few years" said Prof. Meir Heth, the Chairman of the Board. "This is the best appointment and the right one for Teva. We believe that Israel Makov will continue to lead the company's growth and that the prosperous cooperation between Eli and Israel will continue to make an important contribution to the Company's future prosperity.

Eli Hurvitz: "I am completing my 25 years as Teva's President and CEO with satisfaction and pride. I am passing the baton to my colleague, Israel Makov, who for the past seven years has been a strong and influential leader and a major contributor to Teva's success. Based on our past experience, I believe that Teva will be led by a CEO, management team and an organization that will continue to implement the company's strategy and lead it to new horizons. "

Israel Makov joined Teva in 1995 as Vice President of Business Development. He subsequently served as Executive Vice President with responsibility for leading the company's integration and globalization. In January 2001, Mr. Makov was appointed as Teva's Chief Operating Officer.

These years were significant to Teva's global growth. Under Mr. Makov's guidance and leadership, Teva developed its expansion and globalization strategy as well as the tools and organization to implement the company's vision. Teva's M&A and integration activities, which Mr. Makov has led, have contributed significantly to the company's top and bottom line growth in recent years.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: February 15, 2002